SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               Amendment No. 2


                             AT Comm Corporation
                        (formerly Xiox Corporation)
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                              (Name of Issuer)


                                COMMON STOCK
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                       (Title of Class of Securities)


                                 983905100
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                               (CUSIP Number)


                              PHILIP VERMEULEN
                     FLANDERS LANGUAGE VALLEY FUND CVA.
                               INDUSTRIELANN
                                B-8900 IEPER
                                  BELGIUM
                             011 32 2 223 0323

                              with a copy to:

                         RICHARD L. KINTZ, ESQUIRE
                  SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       501 WEST BROADWAY, 19TH FLOOR
                        SAN DIEGO, CALIFORNIA 92101
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.



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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(Continued on following page(s))








































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

CUSIP No. 983905100                  13D

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Flanders Language Valley Fund CVA
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)  [  ]
                                                                   (b)  [  ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Belguim
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             1,060,697
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              1,060,697
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                  1,060,697
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                       [   ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.2%
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14    TYPE OF REPORTING PERSON (See Instructions)

                  CO
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

CUSIP No. 983905100                  13D

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Flanders Language Valley Management N.V.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a)  [  ]
                                                                   (b)  [  ]
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Belgium
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   NUMBER OF      7     SOLE VOTING POWER
     SHARES             1,060,697
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      -------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              1,060,697
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        1,060,697
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                       [   ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        17.2%
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14    TYPE OF REPORTING PERSON (See Instructions)

                        CO
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



                                Schedule 13D

      Flanders Language Valley Fund CVA and Flanders Language Valley Management N.V. hereby amend that certain statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 4, 1997, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 1998 with respect to the Common Stock of AT Comm Corporation (formerly Xiox Corporation). This statement reflects the purchase of certain shares of Series A Preferred Stock and Series B Preferred Stock of AT Comm Corporation (formerly Xiox Corporation) by Flanders Language Valley Fund CVA.

Item 1.     Security and Issuer
            -------------------

      The statement relates to the common stock ("Common Stock") of AT Comm Corporation (formerly Xiox Corporation), a Delaware corporation, (the "Company") whose principal executive offices are at 577 Airport Blvd., Suite 700, Burlingame, California 94010. As of March 31, 2000, the Company changed its corporate name from "Xiox Corporation" to "AT Comm Corporation."

Item 2.     Identity and Background
            -----------------------

      Flanders Language Valley Fund CVA
      ---------------------------------

            (a) Name: Flanders Language Valley Fund CVA (previously Flanders Language Valley G.V.C.), a corporation organized under Belgium law ("FLV")

            (b)   Place of Organization: Belgium

            (c) Principal Business: FLV participates in the business of making venture capital investments.

            (d) Address of Principal Business and Principal Office: Flanders Language Valley Fund CVA, Industrielaan 31, B-8900 Ieper, Belgium.

            (e) FLV has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) FLV has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (g) Flanders Language Valley Management N.V., a corporation formed under the laws of Belgium (as more particularly described immediately below), serves and functions as the sole director and officer of FLV.


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



      Flanders Language Valley Management N.V.
      ----------------------------------------

            (a) Name: Flanders Language Valley Management N.V., a corporation formed under the laws of Belgium ("FLVM")

            (b)   Place of Organization: Belgium

            (c) Principal Business: FLVM's sole business activity involves the management of FLV's venture capital investments.

            (d) Address of Principal Business and Principal Office: Flanders Language Valley Management N.V., Industrielaan 31, B-8900 Ieper, Belgium.

            (e) FLVM has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) FLVM has not been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

            (g) Following is a list of each executive officer and director of FLVM setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name                          Position with           Principal Employment and
----                          FLVM                    Business Address
                              ----                    ----------------

Mr. Jean Van Marcke           Chairman                FLVM
                                                      (See address above)

Mr. Philip Vermeulen          Managing Director       FLVM
                                                      (See address above)

Mr. Fernand Cloet             Director                Self-employed
                                                      David Tenierslaan 10
                                                      8500 Kortrijk
                                                      Belgium



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



Mr. William Hardemen          Director                LIC
                                                      Managing Director
                                                      Casselstraat 39
                                                      8970 Poperinge
                                                      Belgium

Mr. Wilfried Vandepoel        Director                Lessius
                                                      Gedelegeerd Bestuurder
                                                      K. Albert II Iaan 19
                                                      1210 Brussel
                                                      Belgium

Mr. Johan Vannieuwenhuyze     Director                Lessius
                                                      Director
                                                      K. Albert II Iaan 19
                                                      1210 Brussel
                                                      Belgium

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      FLV and FLVM are joining together in the filing of this statement since they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

      On July 7, 1997, FLV purchased 40,000 shares of Common Stock for $200,000. On September 24, 1997, FLV purchased an additional 534,400 shares of Common Stock for $2,672,000, subject to future adjustment. On March 25, 1998, FLV acquired an additional 211,297 shares of Common Stock as a result of a purchase price adjustment for the shares purchased on September 24, 1997.

      Pursuant to a Stock Purchase and Investor Rights Agreement ("Series A Purchase Agreement") dated September 21, 1998 (attached as Exhibit 4.5 to the Company's Form 8-K filed with the SEC on September 24, 1998), FLV acquired 65,600 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") for $328,000, and acquired an additional 134,400 shares of the Series A Preferred Stock on October 5, 1998 for $672,000. Further, pursuant to a Stock Purchase and Investor Rights Agreement ("Series B First Closing Purchase Agreement") dated December 30, 1999 (attached as Exhibit 4.7 to the Company's Form 8-K filed with the SEC on January 10, 2000), FLV acquired 50,000 shares of the Company's Series B Preferred Stock ("Series B Preferred Stock") for $1,000,000. Pursuant to a Stock Purchase and Investor Rights Agreement ("Series B Second Closing Purchase Agreement") dated February 7, 2000 (attached as
Exhibit 4.8 to the Company's Form 8-KA filed with the SEC on March 7, 2000), FLV acquired an additional 25,000 shares of the Series B Preferred Stock for $500,000. In summary, FLV directly owns 785,697 shares of Common Stock, 200,000 shares of Series A Preferred Stock and 75,000 shares of Series B Preferred Stock.



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



      Under the terms and conditions of the Company's Certificate of Designations, Preferences and Other Rights of the Series A Preferred Stock, as filed with the Secretary of State of the State of Delaware on September 21, 1998 (attached as Exhibit 3.4 to the Company's Form 8-K filed with the SEC on September 24, 1998) ("Certificate of Designations Series A"), and the Certificate of Designations, Preferences and Other Rights of the Series B Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 27, 1999 (attached as Exhibit 3.6 to the Company's Form 8-K filed with the SEC on January 10, 2000) ("Certificate of Designations Series B"), FLV may convert its shares of Series A Preferred Stock and Series B Preferred Stock at any time into shares of Common Stock on a one-to-one basis. Accordingly, in disclosing in this filing the amounts of Common Stock beneficially owned and the percentage of Common Stock owned, it has been assumed that the Series A Preferred Stock and Series B Preferred Stock directly owned by FLV described herein have been converted to shares of Common Stock.

      Funds for the purchase of all shares owned by FLV, including the Series A Preferred Stock and the Series B Preferred Stock, were derived from FLV's working capital.

Item 4.     Purpose of Transaction
            ----------------------

      FLV purchased those certain shares of Series A Preferred Stock and Series B Preferred Stock as described specifically in Item 3 above for investment purposes.

      Neither FLV nor FLVM have any present plans or proposals which relate to or would result in any of the following: (i) the acquisition or disposition of any securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (viii) cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) engaging in any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

            a. FLV is the direct beneficial owner of 1,060,697 shares of Common Stock (which includes for purposes of this calculation 785,697 shares of Common Stock, 200,000 shares of Series A Preferred Stock and 75,000 shares of Series B Preferred Stock), which in the aggregate represent approximately 17.2% of the outstanding shares of Common Stock of the Company (which includes for purposes of this calculation the Common Stock, Series A Preferred Stock and


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



Series B Preferred Stock of the Company outstanding on April 14, 2000). In addition, by virtue of its position as the sole director and officer of FLV, FLVM may be deemed to be an indirect beneficial owner of 1,060,697 shares of such Common Stock owned by FLV, representing approximately 17.2% of the outstanding Common Stock of the Company as described immediately above.

            b. Within the last 60 days, neither FLV nor FLVM have purchased or sold any shares of the Company.

            c. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

            d.    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      In connection with the purchase of Common Stock, the Company and FLV are parties to a June 30, 1997 agreement (the "Agreement") providing for the purchase by FLV of an aggregate of 574,400 shares of the Company's Common Stock for an aggregate purchase price of $2,872,000, subject to future adjustments. Pursuant to the Agreement on July 7, 1997, the Company sold 40,000 shares of its Common Stock to FLV, and on September 24, 1997, the Company sold 534,400 shares of its Common Stock to FLV for an aggregate purchase price of $200,000 and $2,672,000, respectively. On September 29, 1997 Xiox Flanders N.V. was incorporated in Belgium pursuant to the Agreement to be owned 94.9% by the Company and 5.1% by FLV. The Company has agreed to appoint a designee of FLV to the Board of Directors and in subsequent elections has agreed to cause a designee of FLV to be nominated to the board. The right of designation will terminate at such time as FLV no longer owns at least 10% of the outstanding shares of the Company, or five years after June 30, 1997, whichever occurs first. The Company has also granted FLV certain registration rights.

      Regarding the Series A Preferred Stock, FLV entered into a Series A Purchase Agreement described above in Item 3 and a Right of First Refusal and Co-Sale Agreement dated September 21, 1998 (attached as Exhibit 4.5 to the Company's Form 8-K filed with the SEC on September 24, 1998) which provides FLV with certain "co-sale" rights in the event of any proposed sales by certain other shareholders, which terminates on June 30, 2002. Moreover, FLV has been afforded certain rights regarding the Series A Preferred Stock as provided for in the Certificate of Designations Series A described above in Item 3 and the Amendment of Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on May 26, 1998 (attached as Exhibit 3.3 to the Company's Form 8-K filed with the SEC on September 24, 1998).

      Regarding the Series B Preferred Stock, FLV entered into that certain Series B First Closing Purchase Agreement and that certain Series B Second Closing Purchase Agreement, both as more particularly described above in Item 3.



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



Also, FLV has been afforded certain rights regarding the Series B Preferred Stock as provided for in that certain Certificate of Designations Series B as described above in Item 3.

      Other than as indicated above, neither FLV nor FLVM have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

            Joint Filing Agreement.






































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Signature
---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2000

                  FLANDERS LANGUAGE VALLEY FUND CVA

                  By:   FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.


                        By: /s/ Philip Vermeulen
                           ___________________________
                               Philip Vermeulen
                        Title: Managing Director


Date: June 20, 2000

                  FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.


                  By: /s/ Philip Vermeulen
                      ___________________________
                         Philip Vermeulen
                  Title: Managing Director



























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


                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Xiox Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 20th day of June, 2000.

                  FLANDERS LANGUAGE VALLEY FUND CVA

                  By:  FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.


                  By: /s/ Philip Vermeulen
                      ___________________________
                         Philip Vermeulen
                  Title: Managing Director


                  FLANDERS LANGUAGE VALLEY MANAGEMENT, N.V.


                  By: /s/ Philip Vermeulen
                      ___________________________
                         Philip Vermeulen
                  Title: Managing Director






























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